 Desarrolladora Homex, S.A.B. de C. V.

October 10, 2011

Mr. John Cash

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Desarrolladora Homex, S.A.B. de C.V. (“Homex”)
Form 20-F/A for the Fiscal Year Ended December 31, 2010
File No. 1-32229

Dear Mr. Cash:

Set forth below is Homex’s response to your letter dated October 3, 2011 relating to Homex’s Amendment No. 1 to the annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F/A”). To assist in the Staff’s review of our response, the response is preceded with the text (in bold type) of the comment as stated in your letter. Homex believes that it has replied to your comments in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Form 20-F for Fiscal Year Ended December 31, 2010

Exhibits 12(a)(1) and 12(a)(2)

1.              We note that you have failed to file new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 with your amended annual report on Form 20-F for the fiscal year ended December 31, 2010. Please note that you cannot satisfy the certification requirement by incorporating by reference the certifications filed with your original annual report. Each amendment must be accompanied by new certifications. Please file an amendment to your annual report to provide new certifications. The amendment should consist of the entire filing, including consents and certifications.

In response to the Staff’s comment, Homex advises that in each future filing of any annual report on Form 20-F or an amendment thereto, Homex will file the corresponding consents and certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

In addition, we respectfully note that in your August 3, 2011 comment letter to the Form 20-F for the Fiscal Year ended December 31, 2010, you provided to us with the following comment (among others):

“Exhibits 12(a)(1) and 12(a)(2)

2.              Instruction 12 for exhibits to an annual report on Form 20-F specifies that the certifications must be exactly as set forth in the instruction. We note that you changed:

•                  The phrase “The registrant’s other certifying officer(s) and I” to the phrase “The Company’s other certifying officer and I” in paragraphs 4 and 5.

•                  The word “registrant’s” to the word “Company’s” in paragraphs 4, 4(c), 4(d), 5, 5(a), and 5(b).

•                  The word “registrant” to the word “Company” in paragraphs 4 and 4(a).

Please ensure that you do not make unpermitted changes in future filings.”

In connection with the foregoing comments, we believe that Instruction 12 for exhibits to an annual report on Form 20-F actually sets forth the term that we have included in Exhibits 12(a)(1) and 12(a)(2), that is, “Company” instead of “registrant” in the paragraphs indicated in the above bullets. Therefore, we have prepared and included Exhibits 12(a)(1) and 12(a)(2) Amendment No. 2 to our annual report on Form 20-F exactly as provided in such Instruction 12.

In response to the Staff’s comments, this letter is accompanied by a full amendment on Form 20-F/A including applicable consents and certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*        *        *

As requested, Homex acknowledges the following:

•                                          Homex is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Homex may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Homex would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience. You should contact the undersigned at (52-667) 758-5800 or Michael L. Fitzgerald at (212) 259-6888 of Dewey & LeBoeuf LLP.

Sincerely yours,

/s/ Carlos Moctezuma Velasco

Carlos Moctezuma Velasco
Chief Financial Officer
Desarrolladora Homex, S.A.B. de C.V.

cc:	Michael L. Fitzgerald, Dewey & LeBoeuf LLP